CUSIP No. 85516E115                    13G                     Page 1 of 5 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13D-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(b)

                               (Amendment No. _)*

                      Star Maritime Acquisition Corporation
                      -------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    85516E115
                                 --------------
                                 (CUSIP Number)

                                December 31, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1 (b)
      |_|   Rule 13d-1 (c)
      |X|   Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85516E115                    13G                     Page 2 of 5 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George Syllantavos
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MAMBER OF A GROUP

      (a) |_|
      (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Greece
--------------------------------------------------------------------------------
NUMBER OF               5     SOLE VOTING POWER
SHARES
BENEFICIALLY                  1,486,539 (1)
OWNED BY                --------------------------------------------------------
EACH                    6     SHARED VOTING POWER
REPORTING
PERSON                        0
                        --------------------------------------------------------
                        7     SOLE DISPOSITIVE POWER

                              1,486,539 (1)
                        --------------------------------------------------------
                        8     SHARES DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,486,539 (1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.12%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

      (1) Does not include shares of common stock issuable upon exercise of warrants that are not exercisable in the next 60 days.

CUSIP No. 85516E115                    13G                     Page 3 of 5 Pages

Item 1(a).  Name of Issuer: Star Maritime Acquisition Corporation

Item 1(b). Address of Issuer's Principal Executive Offices: 457 Madison Avenue, New York, New York 10022

Item 2(a).  Name of Person Filing: George Syllantavos

Item 2(b). Address of Principal Business Office or if none, Residence: 457 Madison Avenue, New York, New York 10022

Item 2(c).  Citizenship: Greece

Item 2(d).  Title of Class of Securities: Common Stock, $.0001 par value

Item 2(e).  CUSIP Number: 85516E115

Item 3.     Not Applicable

Item 4.     Ownership:

      (a)   Amount Beneficially Owned: 1,486,539 shares of Common Stock

      (b)   Percent of Class: 5.12%

      (c)   Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 1,486,539 shares of Common Stock

            (ii)  shared power to vote or to direct the vote: 0

            (iii) sole power to dispose or to direct the disposition of:
                  1,486,539 shares of Common Stock

            (iv)  shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class: Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not Applicable

Item 8.     Identification and Classification of Members of the Group: Not
            Applicable

Item 9.     Notice of Dissolution of Group: Not Applicable

CUSIP No. 85516E115                    13G                     Page 4 of 5 Pages

Item 10.    Certification: Not Applicable

CUSIP No. 85516E115                    13G                     Page 5 of 5 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 24, 2006


                                                By: /s/ George Syllantavos
                                                    ----------------------
                                                    George Syllantavos